Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
October 23, 2019
Nathaniel Segal Counsel +1 312 609 7747 nsegal@vedderprice.com

BY ELECTRONIC MAIL AND EDGAR TRANSMISSION

Mr. Sonny Oh, Esq.

Senior Counsel
Division of Investment Management—Disclosure Review
and Accounting Office

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Initial Registration Statements on Form S-3

Brighthouse Shield® Level Select 3-Year Annuity (File No. 333-233235)

Brighthouse Shield® Level Select 6-Year Annuity (File No. 333-233239)

Brighthouse Shield® Level 10 Advisory Annuity (File No. 333-233240)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Registrant”), we are responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on October 10, 2019 with regard to the Registration Statements on Form S-3 (the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on August 13, 2019, which relate to the Brighthouse Shield® Level Select 3-Year Annuity, Brighthouse Shield® Level Select 6-Year Annuity and Brighthouse Shield® Level 10 Advisory Annuity, which are individual single premium deferred index-linked separate account annuity contracts (referred to herein as the “Contracts”) to be issued by BLIC. (For ease of reference, the Contracts may be referred to herein individually as “Shield Level 3,” “Shield Level 6” and the “Advisory Annuity,” respectively.) As noted in the transmittal letter accompanying the Registration Statements, the primary purpose for which the Registration Statements was filed was to register additional interests in the Contracts.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure to the prospectus, the pages of the prospectus, as so revised, are filed herewith.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Sonny Oh

October 23, 2019

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectuses. Unless indicated otherwise, page references refer to the marked courtesy copy of the Advisory Annuity prospectus provided to the Staff. Notwithstanding the foregoing, the Registrant understands and acknowledges that except where specifically indicated otherwise, each of the Staff’s comments pertain to each of Shield Level 3, Shield Level 6 and Advisory Annuity.

1.	Facing Sheet

Comment:

The Staff notes that the title of the securities to be registered, as identified in the calculation of registration fee table on the facing sheet, differs between Shield Level 3 and Advisory Annuity on the one hand and Shield Level 6 on the other. Specifically, Shield Level 6 identifies the securities as “Individual Single Premium Deferred Index-Linked Annuity Contract,” whereas Shield Level 3 and Advisory Annuity identify the securities as “Individual Single Premium Deferred Index-Linked Separate Account Annuity Contract” (emphasis added). Assuming there is no difference among the securities being registered under each Registration Statement, please ensure that the description of such securities is consistent across each Registration Statement—both on the facing sheet as well as within the Registration Statements.

Response:      The Registrant has revised the description of the securities to be registered where appropriate to ensure that such securities are identified consistently as “individual single premium deferred index-linked separate account annuity contracts.”

2.	Cover Page of Prospectus

Comment:      Please ensure that the date of each prospectus is dated approximately as of the effective date of the applicable Registration Statement, consistent with Rule 423 under the Securities Act.

Response:      The Registrant confirms that each prospectus will be dated approximately as of the effective date of the applicable Registration Statement, consistent with Rule 423 under the Securities Act.

3.	Cover Page of Prospectus (Advisory Annuity only)

Comment:      The Staff notes an apparent discrepancy in the Contract title. Whereas the all-caps title on the cover page of the prospectus refers to the Contract as “BRIGHTHOUSE SHIELD® LEVEL SELECT 10 ADVISORY ANNUITY,” the first sentence that immediately follows thereafter does not include the word “Select”—i.e., it refers to “Brighthouse Shield® Level 10 Advisory Annuity.” Please correct the title of the Contract as appropriate for consistency.

Sonny Oh

October 23, 2019

Response:      The Registrant notes that the correct title of the Contract does not include the word “Select” and the title has been corrected accordingly.

4.	Summary (page 8) (Advisory Annuity only)

Comment:      The Staff believes that the earlier version of the second and third sentences in the second paragraph under the caption “Summary”—as reflected in the marked copy of the prospectus—more clearly disclosed to Contract purchasers the Contract’s features and Shield Options, including that the only available Shield Rate is the Shield 10 Shield Rate. Specifically, the disclosure previously stated: “We currently offer Shield Options based on Securities Indices and Rate Crediting Types. Each Shield Option has a Term of 1 year in length and the Shield 10 Shield Rate.” As revised, the disclosure reads: “We currently offer Shield Options based on Securities Indices. Additionally, each Shield Option has a Term of 1 year in length, a Shield 10 Shield Rate and Rate Crediting Type (Cap Rate or Step Rate).” The Staff recommends that the Registrant revert to the prior version of the disclosure at issue.

Response:      The Registrant notes that the disclosure at issue was revised to align with the disclosure concerning Shield Options in the Summary section of the prospectus for each of Shield Level 3 and Shield Level 6. Moreover, the Registrant believes that the revised disclosure and disclosures elsewhere in the prospectus—including under “Key Features of the Contract” and “Shield Rates,” as well as in the definitions of “Shield Rate” and “Shield Option” under “Special Terms”—clearly inform prospective Contract Owners that the elections they are required to make with respect to their preferred Shield Options is the Securities Index and Rate Crediting Type, while the Contract offers only one Term and one Shield Rate (i.e., a Term of 1 year and the Shield 10 Shield Rate). In view of the foregoing, the Registrant respectfully declines to further revise this description.

5.	The Fixed Account (page 13)

Comment:      It is the Staff’s view that the availability of the Fixed Account is a material variation and therefore the Registrant should identify the states in which the Fixed Account is not available.

Response:      As the Staff is aware, the Registrant and its subsidiary, Brighthouse Life Insurance Company of NY (“BLNY”), have sought to enhance the disclosures concerning the Fixed Account in response to prior Staff comments on other filings, such as, for instance, in BLNY’s Registration Statement on Form S-3 (File No. 333-229553) concerning Brighthouse Shield® Level Select 6-Year Annuity, as described in correspondence to the Staff dated May 2, 2019. The current disclosure regarding the Fixed Account—as reflected in the Shield Level 3, Shield Level 6 and Advisory Annuity prospectuses reviewed by the Staff—was revised for consistency with the BLNY disclosure which, in the Registrant’s view, explicitly recommends that Owners (and prospective Owners) consult “your financial advisor for information regarding the Fixed Account.” The foregoing recommendation immediately

Sonny Oh

October 23, 2019

follows the sentence noting that the Fixed Account may not always be available and is followed thereafter by disclosure directing Owners to Appendix D for certain information regarding the Fixed Account. Appendix D, in turn, was revised—again, for consistency with the BLNY approach—to clarify that: (i) the Fixed Account is a funding option that may be available; (ii) any interest in the Fixed Account is not a security under the Securities Act of 1933; (iii) the Fixed Account is not registered under or regulated by the Investment Company Act of 1940; and (iv) the Fixed Account is not offered by virtue of the prospectus. Given the status under the federal securities laws of the Fixed Account and the interests therein, including, importantly, the fact that the Fixed Account is not offered by virtue of the prospectus, as well as the Registrant’s view regarding the clarity of the disclosure, as revised, the Registrant believes that disclosure specifying the states in which the Fixed Account is not available is unnecessary given the exhortation to Contract purchasers to consult with their financial advisors. For the foregoing reasons, the Registrant respectfully declines to revise the disclosure further.

6.	Withdrawal Provisions (page 25)

Comment:      The Staff notes the following sentence that immediately precedes the sub-section captioned “Divorce” in the prospectus for Shield Level 3 and Shield Level 6 and in the Advisory Annuity prospectus, immediately precedes the sub-section captioned “Financial Advisor Initiated Withdrawals”: “After receipt of a Notice of withdrawal from you, we reserve the right to defer payment for a withdrawal for the period permitted by applicable law but not more than six (6) months.” Please disclose whether interest will be paid on any deferred payment for a withdrawal.

Response:      Since the Contract does not specifically require that interest be paid on any deferred withdrawal payment, the Registrant does not believe additional disclosure is necessary.

7.	Transfers (page 29)

Comment:      Under the sub-header “Example 4—Transfers,” The Staff notes the addition of the words “one year later” in the text immediately preceding the table at the bottom of page 29 (Advisory Annuity prospectus): “Shield Options one year later after Transfer:”. The Staff recommends deleting “one year later” since it suggests that the Investment Amounts shown are for a date one year from the Transfer—or otherwise confirm the accuracy of the information presented.

Response:      Upon further review, the Registrant has deleted the words “one year later.”

8.	The Insurance Company (page 45)

Comment:      The Staff notes that the disclosure, as revised, states that BLIC is “an indirect wholly-owned subsidiary of, and ultimately controlled by, Brighthouse Financial, Inc. (“BHF”),” which appears to suggest—given the modified disclosure—that BLIC previously was a direct subsidiary

Sonny Oh

October 23, 2019

of BHF. For the Staff’s information, explain the basis for the apparent change in corporate structure. Explain whether such change impacts the Registrant’s eligibility to use Form S-3.

Response:      The Registrant notes that the disclosure modifications cited by the Staff were intended to describe the relationship between BLIC and BHF with greater specificity—i.e., that BLIC is an indirect wholly-owned subsidiary of BHF, its ultimate parent. The prior iteration of the disclosure, which referred to BLIC as a subsidiary of, and controlled by, BHF, was not intended to suggest that BLIC was a direct subsidiary of BHF—and notably, the word “direct” was not used. In other words, the revised disclosure clarifies the relationship between the entities and is not attributable to any corporate restructuring or other change in the ownership of BLIC. Consequently, there is no impact on the analysis regarding the Registrant’s continued ability to use Form S-3.

9.	Distribution of the Contracts (pages 47-48)

a.      Comment:      In the discussion of Brighthouse Securities, LLC (appearing in the first two paragraphs in the section captioned “Distribution of the Contracts”), briefly describe the nature of any obligation of the underwriter to take and pay for the securities registered by the Registration Statements.

Response:      We presume the Staff is referring to the disclosure required by Item 8 of Form S-3—“Plan of Distribution.” Item 8, in turn, refers to Item 508 of Regulation S-K, which requires, among other things, a brief statement as to the “nature of the obligation of the underwriter(s) to take the securities.” Accordingly, in response to the Staff’s comment, in the section captioned “Distribution of the Contracts,” the Registrant has added the following disclosure as the new first sentence of the second paragraph: “Brighthouse Securities is not required to sell any specific number or dollar amount of Contracts.”

b.      Comment:      In the sub-section captioned “Wholesaling Firms,” disclose the applicable commission rate or maximum commission rate.

Response:      Upon further review, given the specific distribution channel for the Advisory Annuity Contract, the sub-section captioned “Wholesaling Firms” has been removed from the Advisory Annuity prospectus. With respect to Shield Level 3 and Shield Level 6, the Registrant notes that the requirements applicable to commission disclosure in a registration statement filed on Form S-3 is governed by Item 508 of Regulation S-K. Item 508 requires disclosure concerning commissions paid to “underwriters” and “dealers.” Wholesalers do not “underwrite” the Shield contracts, and they cannot be “dealers” (as opposed to “brokers”), because they do not take legal title to any Shield contracts. The term “dealer” is defined in the Securities Exchange Act of 1934 as “any person engaged in the business of buying and selling securities . . . for such person’s own account through a broker or otherwise.” Accordingly, the Registrant believes that the current disclosure complies with the requirements of Form S-3 and Regulation S-K and provides Contract purchasers with the appropriate material information.

Sonny Oh

October 23, 2019

10.	State Variations (page 50)

Comment:      In the second to last sentence of the disclosure under the caption “State Variations,” please add “and all material variations” so that the sentence, as revised, reads: “This prospectus describes all the material features and all material variations of the Contract.”

Response:      The Registrant respectfully notes that the current disclosure has been reviewed numerous times in the past by the Staff, and as noted below, the sentence regarding the material features of the Contract was added at the specific request of the Staff. For the Staff’s reference, the following is an example of prior discussions with the Staff on this topic:

[Excerpt from Letter from W. Thomas Conner to Sonny Oh dated April 5, 2013]

8.      DEATH BENEFIT (PAGE 48)

Please refrain from references to “versions” of each death benefit rider in the second paragraph and include disclosure in the registration statement that identifies those states where the riders are not currently available.

RESPONSE: We respectfully note that we have worked closely with members of the Staff repeatedly in the past to ensure that this level of disclosure is not misleading and contains no material omissions. In this regard, the following paragraph is representative of this type of disclosure approach, and we note that the second to last sentence was added at the specific behest of the Staff.

“STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject Purchase Payments, the right to assess transfer fees, requirements for unisex annuity rates, the general availability of certain riders, and the availability of certain features of riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.”

Sonny Oh

October 23, 2019

The current “State Variations” disclosure in the prospectuses for Shield Level 3, Shield Level 6 and Advisory Annuity is modeled closely on the above “State Variations” disclosure (with appropriate tailoring for the different nature of the Shield Contracts), which comes from a variable annuity prospectus. The Registrant believes that this disclosure strikes the right balance to ensure that Contract owners are not continually receiving prospectus supplements about new or revised state variations, while ensuring that the prospectus discloses what is material to investors: that the prospectus describes all material features of the Contract. For this reason, and to ensure that prospectuses are consistent throughout the Brighthouse enterprise, the Registrant respectfully declines to make the requested change.

11.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities (page 51)

Comment:      Please delete “Disclosure of Commission Position on” from the above-referenced caption since the disclosure under the caption at issue concerns indemnification under BLIC’s by-laws or internal corporate policies, among other things, and does not otherwise directly address any “Commission position.”

Response:      Upon further review, the Registrant has revised the disclosure under the caption at issue and retained the caption. The Registrant notes that the caption corresponds to Item 13 of Form S-3, “Disclosure of Commission Position on Indemnification for Securities Act Liabilities,” and requires furnishing the information required by Item 510 of Regulation S-K. Accordingly, the Registrant has added the following statement to the above-captioned section: “Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling BLIC pursuant to the foregoing provisions, BLIC has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.”

12.	Federal Tax Considerations

a.      Accumulation (Shield Level 3 prospectus, page 36)

Comment:      Please add the parenthetical “(other than a trust holding the Contract as an agent for a natural person)” to the last sentence of the sub-section captioned “Accumulation” following the words “or other entity” or confirm the accuracy of the disclosure in its current form. As revised, the sentence would read: “In contrast, a Contract owned by other than a “natural person,” such as a corporation, partnership, trust or other entity (other than a trust holding the Contract as an agent for a natural person), will be taxed currently on the increase in accumulated value in the Contract in the year earned.” (emphasis added on requested revision).

Response:      The Registrant has revised the disclosure as requested by the Staff.

Sonny Oh

October 23, 2019

b.      Surrenders or Withdrawals—Early Distribution (Shield Level 3 prospectus, page 36)

Comment:      Please add the word “generally” prior to the word “treated” in the first sentence of the sub-section captioned “Surrenders or Withdrawals—Early Distribution” or confirm the accuracy of the disclosure in its current form. As revised, the first sentence would read: “If you take a withdrawal from your Contract, or surrender your Contract prior to the date you commence taking annuity or “income” payments (the “Annuity Starting Date”), the amount you receive will be generally treated first as coming from earnings, if any, (and thus subject to income tax) and then from your purchase payments (which are not subject to income tax).” (emphasis added on requested revision).

Response:      The Registrant has revised the disclosure as requested by the Staff.

c.      Aggregation (Shield Level 3 prospectus, page 36)

Comment:      In the first sentence of the sub-section captioned “Aggregation,” please revise the first parenthetical from “(or its affiliates)” to “(or its predecessors or affiliates)” or otherwise confirm the accuracy of the disclosure in its current form. As revised, the sentence would read: “If you purchase two or more deferred annuity Contracts after October 21, 1988, from BLIC (or its predecessors or affiliates) during the same calendar year, the law requires that all such Contracts must be treated as a single Contract for purposes of determining whether any payments not received as an annuity (e.g., withdrawals) will be includible in income.” (emphasis added on requested revision)

Response:      Upon further review and in consultation with the Registrant’s tax personnel, the Registrant has removed the word “predecessors” from the Advisory Annuity prospectus. With this deletion, the disclosure is consistent among Shield Level 3, Shield Level 6 and Advisory Annuity.

13.	DOL Investment Advice Fiduciary Rule (page 46)

Comment:      Please confirm that the disclosure under the caption “DOL Investment Advice Fiduciary Rule” that appears on page 46 (Advisory Annuity prospectus) is not applicable to Shield Level 3 or Shield Level 6 or otherwise revise the disclosure as necessary.

Response:      The Registrant confirms that the disclosure at issue is germane only to the Advisory Annuity Contract and for this reason, does not appear in the prospectuses for Shield Level 3 or Shield Level 6.

14.	Independent Registered Public Accounting Firm (Shield Level 3 prospectus, page 50)

Comment:      Please confirm that the description of the financial statements of BLIC as “consolidated”—in the first sentence of the above-captioned section—is accurate and, if so, please

Sonny Oh

October 23, 2019

ensure that such financial statements are referred to consistently in this regard in each Registration Statement.

Response:      The Registrant acknowledges the Staff’s comment and notes that the disclosure at issue will be reviewed by its independent registered public accounting firm and updated, as necessary in the Pre-Effective Amendment.

PART II

15.	Item 16 Exhibits

Comment:      Please provide revised powers of attorney (“POAs”) that are specific to the filing. There should be some indication in the POAs that the Board members were aware of the specific filing.

Response:      The Registrant confirms it will file revised POAs with the Pre-Effective Amendment that identify the filing specifically.

16.	Financial Statements, Exhibits, and Certain Other Information

a.      Comment:      Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response:      The Registrant acknowledges the Staff’s comment and is filing exhibits and any other required disclosure with the Pre-Effective Amendment. Financial statements will be incorporated by reference as permitted by Form S-3.

b.      Comment:      The Staff notes that exhibits to be filed by amendment, including, among other things, the opinion of counsel regarding legality and the Consent of Independent Registered Public Accounting Firm, remain subject to the Staff’s review upon filing.

Response:      The Registrant acknowledges that the exhibits are subject to the Staff’s review upon filing.

Sonny Oh

October 23, 2019

Very truly yours, /s/Nathaniel Segal Nathaniel Segal Counsel

Cc:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.

Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.

W. Thomas Conner, Shareholder, Vedder Price P.C.